RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Curvature Securities, LLC

We have reviewed management's statements included in the accompanying Exemption Report in which (1) Curvature Securities, LLC claimed an exemption under subparagraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934, as amended, under which Curvature Securities, LLC, and Footnote 74 under 17 C.F.R. §240.17a-5 as well as the SEC FAQ, dated July 30, 2013, question and answer 6 (1) based upon the fact that the Company's business activities during its fiscal year ended December 31, 2016 were limited to effecting riskless principal transactions in U.S. government securities with its customers, on a fully-disclosed basis, through its clearing firm, Industrial and Commercial Bank of China Financial Services LLC.   The Company operates from offices located in New Jersey, and (2) based on the exemption provisions described under (1) above, the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the year ended December 31, 2016, without exception. Curvature Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Curvature Securities business is limited and does not involve carrying or holding customer funds or assets. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in of Rule 15c3-3 under the Securities Exchange Act of 1934.

January 18, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC